22003661

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68711

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
MAR 01 2022
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1-1-2021 (MM/DD/YY) AND ENDING 12-31-2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Central States Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4200 W. 83rd Street Ste 101
(No. and Street)

Prairie Village (City) Kansas (State) 66208 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Daniel Stepp (Name) 913-766-6565 (Area Code – Telephone Number) dstepp@centralstatescapital.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BerganKDV,Ltd.
(Name – if individual, state last, first, and middle name)

1901 West 47th Place Suite 204 (Address) Westwood (City) Kansas (State) 66205 (Zip Code)

10/5/2004
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, J. Daniel Stepp, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Central States Capital Markets LLC, as of 2/25, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO-Managing Director

PAMELA R. KASPER NOTARY PUBLIC STATE OF KANSAS My Appt. Expires 4-24-2024

Notary Public

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [x] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CENTRAL STATES CAPITAL MARKETS, LLC.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL INFORMATION

AS OF DECEMBER 31, 2021

TABLE OF CONTENTS

bergankDV

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Central States Capital Markets
Prairie Village, Kansas

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Central States Capital Markets, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Central States Capital Markets as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Central States Capital Markets' management. Our responsibility is to express an opinion on Central States Capital Markets' financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Central States Capital Markets in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BerganKDV Ltd.

We have served as Central States Capital Markets' auditor since 2013.

Westwood, Kansas
February 26, 2022

Central States Capital Markets, LLC
Statement of Financial Condition
AS OF DECEMBER 31, 2021

Assets		
Current assets:		
Cash and cash equivalents	$	106,738
Cash - restricted		226,331
Investment inventory		396,713
Accounts Receivable		125,177
Prepaid Expenses		19,929
Notes Receivable		80,655
Total current assets		955,543
Office furniture and equipment, Vehicles & Improvements; net of accumulated depreciation of $314227		55,420
Other assets:		
Goodwill		1,282,395
Operating Lease Right of Use		623,959
Total other assets		1,906,354
		-
Total Assests	$	**2,917,317**
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	49,728
Note payable		474,926
Total current liabilities		524,654
Long term liabilities:		
Lease Liability	$	626,856
Total liabilities		1,151,510
Members' equity:		
Members' capital account		1,579,356
Member's Contributions		600,000
Current year net loss		(413,549)
Total member's equity		1,765,807
Total Liability and Member's Equity	$	**2,917,317**

The accompanying notes are an integral part of these financial statements

CENTRAL STATES CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 1 – Nature of Business

Central States Capital Markets, LLC was incorporated in the State of Kansas on August 31, 2010 and is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 – Summary of Accounting Policies

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair value of financial instruments
At December 31, 2021 our financial instruments consist of cash, investment inventory, accounts receivable and accounts payable. Interest rates currently available to us for long-term debt with similar terms and remaining maturities are used to estimate fair value of such financial instruments. Accordingly, since interest rates on substantially all of our debt are variable, market-based rates, the carrying amounts are a reasonable estimate of fair value. See note 7 for further details.

Revenue recognition
The Company recognizes commissions from its broker services based on a trade date basis. Fees billed and collected before services are performed are included in deferred revenue. Expenses are recorded when the obligation is incurred.

Cash and cash equivalents
The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Property and Equipment
Property and equipment is stated at cost, and is depreciated over estimated useful lives using primarily the straight line method for financial reporting purposes. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the lives of the respective assets, are charged against earnings in the period in which they are incurred. Useful lives range from three to five years. We evaluate equipment at least annually for impairment. No such impairment was needed during the year ended December 31, 2021.

Note 3 -Revenue from Contracts with Customers

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whatever constraints on variable consideration should be applied due to uncertain future events.

Note 4 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate debt balances, as defined in the SEC's Reserve Requirement Rule (Rule 15c3-3). At December 31, 2021, the Company had net capital of $301,427 and was $201,427 in excess of its required net capital of $100,000.

Note 5 – Cash and equivalents, restricted – clearing broker deposits

The Company has entered into securities clearing agreements with Hilltop Securities, Inc. Pursuant to this agreement, the Company is required to maintain a deposit account with the clearing firm in an amount determined based on the Company's transaction volume.

Pursuant to the terms of the Company's Commercial Pledge Agreement and Promissory Note with Security Bank of Kansas City, the Company also maintains a money market account with the bank as additional collateral to its promissory note.

As of December 31, 2021, the Company maintained deposits of $101,331 and $125,000 respectively in connection with its clearing agreement and promissory note.

Note 6 – Income taxes

As of December 31, 2021, there is a net operating loss of $413,549. The members of a limited liability company are taxed on their proportionate share of the Company's taxable income, therefore; no provision or liability for federal or state income taxes has been included in the financial statements for the year ended December 31, 2021.

Note 7 – Fair value measurements

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3
Investments		396,713	
Accounts Receivable		125,177	
Goodwill	-		1,282,395
Note payable		474,926	

The fair value of goodwill is determined based upon discounted future cash inflows. The fair value of debt securities is estimated to carrying value impairment of was recognized. Additionally, the company sold in the fourth quarter ownership shares to unaffiliated, outside investors. The price realized reaffirmed the value of the goodwill. The Company's policy is to recognize transfers between levels as of the actual date of the event of change in circumstances. There were no such transfers in 2021.

Note 8 – Note payable

On December 31, 2010, the Company entered into a Commercial Pledge Agreement and Promissory Note with Security Bank of Kansas City for the principal sum of $5,000,000. The promissory note matured on December 31, 2011 and bears interest a variable rate equal to Security Bank of Kansas City's quoted base rate, currently 3.25%, plus 1.75%. During the year ended December 31, 2021 the interest remained constant at 5.0%. On March 18, 2021, Security Bank issued a one-year extension agreement whereby extending the maturity to March 31, 2022. The principal sum of the note was changed to $2,500,000. The promissory note is collateralized by the Company's depository accounts and marketable securities to the extent the unpaid principal balance. As of December 31, 2021, the principal balance outstanding was $474,926 and interest expensed in connection with the loan totaled $27,422.

In April 2020, the Organization received proceeds in the amount of $304,000 to fund payroll, rent, utilities, and interest on existing debt through the Paycheck Protection Program (the "PPP Loan"). The terms of the PPP loan stated that it may be forgiven by the U.S. Small Business Administration (SBA) subject to certain performance barriers, as outlined in the loan agreement and the CARES Act. In January 2021, the Organization received a notice from the SBA that the Organization had met its requirements and that the principal amount of $304,000 and related interest expense were forgiven. At that time, the PPP payable was eliminated and converted to Other Income.

Note 9 – Leases

The Company has operating leases for office space and equipment through 2026. Lease assets and lease liabilities are recognized based on the present value of the future lease payments over the lease term at the lease commencement date. The Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. As of December 31, 2021 the right-of-use assets and lease liabilities totaled $623,959. For the year ended December 31, 2021 operating lease cost was $171,526.

Maturities of lease liabilities as of December 31, 2021 are as follows:

Year Ending December 31,	Amount
2022	$176,810
2023	$173,268
2024	$123,453
2025	$ 95,351
2026	$ 90,750
Thereafter	$ 37,812
Total Payments	$697,444
Less: Interest	$(70,587)
Lease Liability	$626,856

Other information related to operating leases as of December 31, 2021 are as follows:

Weight average remaining term	16.94	months
Weighted average discount rate		5.5%
Cash Paid for amounted included in the measurement of lease liabilities		$170,809

Note 10 SEP program

The Company sponsors a Simple IRA (SEP) plan for all of the employees. The Company matches the first 3% contribution by the employees. The employer contributions in 2021 were $20,906.

Note 11– Subsequent events

The Company has evaluated all subsequent events through the date the financial statements were issued, and determined that there are no subsequent events to record or disclose.

Note 12 – Risks and uncertainties

In 2020, the World Health Organization declared the spread of Coronavirus Disease (COVID-19) a worldwide pandemic. The COVID-19 pandemic is having significant effects on global markets, supply chains, businesses, and communities. Specific to the Company, COVID-19 has impacted various parts of its 2020 and 2021 operations and financial results. Management believes the Organization is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as these events occurred subsequent to year-end and are still developing.